                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant To Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 000-32953

                              Copamex, S.A. de C.V.
                 (Translation of Registrant's name into English)

                              Montes Apalaches 101
                      Residencial San Augustin, C.P. 66260
                       San Pedro Garza Garcia, N.L. Mexico
                          (Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___  No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                NET SALES INCREASED 6.4 % AND TOTAL DEBT DECLINED
               BY US$38.0 MILLION DURING THE FIRST QUARTER OF 2003

Monterrey, Mexico - April 30, 2003 - COPAMEX, S.A. de C.V. ("COPAMEX") one of the leading producers of paper-based consumer products and value-added industrial paper products in Mexico, today reported its definitive results for the three months ended as of March 31, 2003 compared with its results for the three months ended as of March 31, 2002, stated in millions of Mexican constant pesos as of March 31, 2003 ("Ps."), prepared in accordance with Mexican GAAP.

================================================================================
COPAMEX reported that consolidated net sales for 1Q'03 as compared to 1Q'02 grew
6.4 percent from Ps.1,873 to Ps.1,992 and EBITDA increased 3.7 percent from Ps.296.4 to Ps.307.6 mostly as a result of added production capacity of tissue paper and an improvement in sales of baby diapers and adult incontinence products. Its corrugated containers division showed better results with a 16.0 percent increase in sales volume over the same period last year. For the first three months of 2003, net sales of consumer products represented 47.0 percent of consolidated net sales.

COPAMEX reduced its total debt by US$38.0 million from US$508.2 million in 4Q'02 to US$470.2 million in 1Q'03. US$10.0 million of this came from free cash flows and US$28.0 came from the proceeds of a factoring-facility. As a result, COPAMEX's Debt-to-EBITDA ratio decreased to 4.18 in 1Q'03 compared with 4.46 in 4Q'02 while its EBITDA-to-interest expense ratio was 2.5, similar to the previous-quarter's figure.

COPAMEX is working on two major transactions to improve its capital structure. The first is a "Sales & Lease Back" of certain properties for an amount of up to US$42.0 million. The second is a financing with the IFC (International Finance Corporation) for US$182.0 million.

Contacts:

         Francisco Elosua                         Ricardo Garza Califa
         Investor Relations Manager               Investor Relations
         COPAMEX                                  COPAMEX
         Tel. +52 (81) 8152-6125                  Tel. +52 (81) 8152-6126
         Fax: +52 (81) 8152-6129                  Fax: +52 (81) 8152-6129
         frelosua@copamex.com                     rgarzaka@copamex.com
         --------------------                     --------------------

As used in this document EBITDA is operating income (loss) before interest expense, depreciation and amortization. Amortization is not deducted from operating income, but instead is recorded in other income (loss). EBITDA is not
(a) a measure determined under U.S. or Mexican GAAP,(b) an alternative to U.S. or Mexican GAAP operating income (loss) or net income (loss) or (c) a measure of liquidity or cash flows as determined under U.S. or Mexican GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by COPAMEX, may not be comparable to similarly titled measures reported by other companies. EBITDA is presented because COPAMEX believes that EBITDA provides useful information regarding its debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

This document may contain forward-looking statements concerning COPAMEX's future performance and/or results of operations and should be considered as good faith estimates of COPAMEX. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact COPAMEX's actual performance or results of operations.




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                          Copamex, S.A. de C.V. and Subsidiaries
                Consolidated Balance Sheets as of March 31, 2003 and 2002 (Thousands of constant Mexican pesos as of March 31, 2003)


                                 March '03     March '02                                                   March '03      March '02
-----------------------------------------------------------------------------------------------------------------------------------
Assets:                                                         Liabilities:
Current assets
Cash and cash equivalents           76,967        83,861        Short-term debt                              832,846      1,872,683
Accounts receivable              1,062,259     1,651,194        Current portion of long-term debt            597,349        397,726
Inventories                      1,131,591       962,181        Suppliers                                  1,253,469        888,966
Other accounts receivable          883,529       611,215        Income tax and employee profit sharing        32,924         51,265
                                                                Other accounts payable                       821,046        611,413
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets             3,154,346     3,308,451        Total current liabilities                  3,537,634      3,822,053
-----------------------------------------------------------------------------------------------------------------------------------

                                                                Long-term debt                             3,642,903      2,717,697
Investment in shares                     0        98,601        Labor obligations                            102,363         95,742
                                                                -------------------------------------------------------------------
Property, plant and              8,948,051     9,030,186        Total long-term liabilities                3,745,266      2,813,439
equipment, net                                                  -------------------------------------------------------------------

Other assets                       666,636       647,405        Deferred income taxes                      1,718,615      1,936,526
                                                                -------------------------------------------------------------------
Goodwill                            75,719       125,276        Total liabilities                          9,001,515      8,572,018
                                                                -------------------------------------------------------------------
                                                                Stockholders' Equity:
                                                                Minority interest                            202,240        265,496
                                                                Capital stock                              5,164,995      5,159,511
                                                                Additional paid-in capital                     6,783          6,783
                                                                Retained earnings                          1,239,389      1,601,047
                                                                Net (loss) income                           (163,840)       308,160
                                                                Insufficiency from restatement of
                                                                stockholders' equity                        (712,913)      (655,272)
                                                                Cumulative effect of deferred income      (1,893,417)    (2,047,824)
                                                                taxes
                                                                -------------------------------------------------------------------
                                                                Total majority stockholders' equity        3,640,997      4,372,405
                                                                -------------------------------------------------------------------
                                                                Total stockholders' equity                 3,843,237      4,637,901
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                    12,844,752    13,209,919        Total liabilities and stockholders'       12,844,751     13,209,919
                                                                equity
===================================================================================================================================



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                     Copamex, S.A. de C.V. and Subsidiaries
                        Consolidated Statements of Income
                  for the periods ended March 31, 2003 and 2002
           (Thousands of constant Mexican pesos as of March 31, 2003)



                                                           Jan - March '03         Jan - March '02             CHANGE
                                                        ---------------------  ---------------------    ---------------------
                                                                                                           Ps. $         %
                                                                                                        ---------      ------
Net sales                                                1,992,139     100.0%   1,872,802      100.0%    119,337         6.4%
Cost of goods sold                                      (1,347,023)    -67.6%  (1,210,859)     -64.7%   (136,164)      -11.2%
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                               645,116      32.4%     661,943       35.3%    (16,827)       -2.5%
-----------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses              (436,013)    -21.9%    (461,066)     -24.6%     25,053         5.4%
-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                           209,103      10.5%     200,877       10.7%      8,226         4.1%
-----------------------------------------------------------------------------------------------------------------------------

Comprehensive cost of financing:
Interest income                                              9,316       0.5%      13,409        0.7%     (4,093)       30.5%
Interest expense                                          (142,163)     -7.1%    (137,059)      -7.3%     (5,104)       -3.7%
Exchange gain (loss), net                                 (168,892)     -8.5%      86,887        4.6%   (255,779)      294.4%
Result from monetary position                               34,842       1.7%      30,274        1.6%      4,568        15.1%
-----------------------------------------------------------------------------------------------------------------------------
Total comprehensive cost of financing                     (266,897)    -13.4%      (6,489)      -0.3%   (260,408)     4013.1%
-----------------------------------------------------------------------------------------------------------------------------

Income after comprehensive cost of financing               (57,794)     -2.9%     194,388       10.4%   (252,182)     -129.7%
-----------------------------------------------------------------------------------------------------------------------------
Other expenses, net                                        (75,630)     -3.8%     (25,981)      -1.4%    (49,649)      191.1%
-----------------------------------------------------------------------------------------------------------------------------

Income before taxes and employee profit sharing           (133,424)     -6.7%     168,407        9.0%   (301,831)     -179.2%
-----------------------------------------------------------------------------------------------------------------------------

Income tax                                                  (4,411)     -0.2%     (15,870)      -0.8%     11,459        72.2%
Deferred income tax                                        (26,430)     -1.3%     170,745        9.1%   (197,175)      115.5%
Employee profit sharing                                     (2,705)     -0.1%      (2,871)      -0.2%        166         5.8%
-----------------------------------------------------------------------------------------------------------------------------
Income before minority interest                           (166,970)     -8.4%     320,411       17.1%   (487,381)     -152.1%
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                            3,130       0.2%     (12,251)      -0.7%     15,381       125.5%
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                (163,840)     -8.2%     308,160       16.5%   (472,000)     -153.2%
-----------------------------------------------------------------------------------------------------------------------------


                     Copamex, S.A. de C.V. and Subsidiaries
            Consolidated Statements of Changes in Financial Position
                  for the periods ended March 31, 2003 and 2002
           (Thousands of constant Mexican pesos as of March 31, 2003)

                                                                    1Q '03        1Q '02
                                                                   --------      --------
Net income                                                         (166,970)      320,411
Items not requiring the use of resources :
Depreciation and amortization                                       118,097       106,904
Provision for labor obligations                                       3,320         4,281
Deferred taxes                                                       26,430      (170,745)
Others                                                               37,025             0
                                                                   --------      --------
Total                                                                17,902       260,851
                                                                   --------      --------
Changes in working capital :
Accounts receivable                                                 418,568       (91,404)
Inventories                                                         (92,024)       20,861
Suppliers                                                           116,758      (118,182)
Other accounts payable and accountable                             (162,923)       13,776
                                                                   --------      --------
Resources provided by operating activities                          298,281        85,902
                                                                   --------      --------
Financing activities:
Bank loans                                                         (300,528)     (149,123)
Others                                                               (7,131)          438
                                                                   --------      --------
Resources used by financing activities                             (307,659)     (148,685)
                                                                   --------      --------
Investing activities:
Property, plant and equipment, net                                  (44,200)      (80,370)
Other investments                                                    41,141        (5,811)
                                                                   --------      --------
Resources used in investing activities                               (3,058)      (86,181)
                                                                   --------      --------
Decrease in cash and cash equivalents                               (12,437)     (148,964)
                                                                   --------      --------
Cash and cash equivalents at the beginning of period                 89,404       232,825
                                                                   --------      --------
Cash and cash equivalents at the end of the period                   76,967        83,861
                                                                   --------      --------



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Copamex, S.A. de C.V.
                                       (Registrant)

                                       By: /s/ Carlos Luis Diaz Saenz
                                           ------------------------------------
                                       Carlos Luis Diaz Saenz
                                       General Counsel
Date: June 27, 2003